The following note should be read in conjunction with the form 6-K submitted on December 3, 2002 containing our unaudited financial statements for the quarter ended September 30, 2002.

Material differences between Canadian and United States generally accepted accounting principles (GAAP)
(all table amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

(a)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S.GAAP). The major measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

(i)	Resource properties and deferred costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

(ii)	Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income.

(iii)

Under Canadian GAAP, before the introduction of the Canadian Institute of Chartered Accountants (CICA) guideline CICA 1581 “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is agreed to and announced.

(b)     Consolidated summarized balance sheets

	Nine Months Ended September 30, 2002			Year Ended December 31, 2001

	Canadian GAAP $'000	Adjustments $'000	U.S. GAAP $'000	Canadian GAAP $'000	Adjustments $'000	Canadian GAAP $'000

Assets

Current assets	17,227		17,227	5,964	--	5,964

Mineral property
costs (i) and (iii)	51,035	(15,912)	35,123	39,136	(12,757)	26,379

Other assets (ii)	561	1,125	1,686	299	--	299

	68,823	(14,787)	54,036	45,399	(12,757)	32,642

Liabilities

Current liabilities	2,751		2,751	444		444

Other liabilities	790		790	4,017	10	4,027

	3,541		3,541	4,461	10	4,471

Shareholders' Equity

Capital stock (iii)	92,948	169	93,117	66,434	169	66,603

Deficit (i) (ii)
and (iii)	(27,666)	(14,956)	(42,622)	(25,496)	(12,936)	(38,432)

	65,282	(14,797)	50,495	40,938	(12,767)	28,171

	68,823	(14,787)	54,036	45,399	(12,757)	32,642

(c)     Consolidated statements of loss and deficit

	Nine Months Ending September 30, 2002 $'000	Nine Months Ending September 30, 2001 $'000

Loss in accordance with Canadian GAAP	2,170	743
Exploration expenditures for the year (i)	3,201	1,729
Exploration costs written off during the year that would have been
expensed in the year incurred (i)	7	--
Exploration costs recovered that would have been expensed in the year
incurred	(53)	--
Other	(10)	1

Loss in accordance with U.S. GAAP	5,315	2,473
Unrealized loss (gain) on available-for-sale securities (ii)	(1,125)	--

Comprehensive loss	4,190	2,473

(d)     Consolidated statements of cash flows

	Nine Months Ending September 30, 2002 $'000	Nine Months Ending September 30, 2001 $'000

Cash flows from operating activities
Per Canadian GAAP	(1,807)	(893)
Exploration expenditures (i)	(3,172)	(1,729)

Per U.S. GAAP	(4,979)	(2,622)

Cash flows from investing activities
Per Canadian GAAP	(9,782)	(2,082)
Exploration expenditures (i)	3,172	1,729

Per U.S. GAAP	(6,610)	(353)

(e)      Impact of Recently Issued Accounting Standards

In June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4,44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This standard update, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with exit or disposal activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations